FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13A-16 OR 15D-16
                                     OF THE
                         SECURITIES EXCHANGE ACT OF 1934


For  the  month  of  November,  2002


                            ENERGY POWER SYSTEMS LIMITED
                  (FORMERLY: ENGINEERING POWER SYSTEMS LIMITED)
                  ---------------------------------------------
                    (Address of Principal executive offices)


          Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6
          ------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:

     Form  20-F    X          Form  40-F
               -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

               Yes                     No     X
                                          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

     ENERGY  POWER  SYSTEMS  LIMITED
                              (formerly:  Engineering  Power  Systems  Limited)


Date:  November  29,  2002               By:____"Sandra  J.  Hall"____  ______
     ---------------------                  ----------------------------------
     Sandra  J.  Hall,  President,  Secretary  &  Director

                               [GRAPHIC  OMITED]



                               [GRAPHIC  OMITED]

     Energy  Power  Systems  Limited

                                  NEWS RELEASE
                                  ------------

Toronto, Canada - November 29, 2002 - ENERGY POWER SYSTEMS LIMITED (AMEX: EGY & Frankfurt Stock Exchange: EPW) (www.epsx.com) ("Energy Power" or the "Company") announces that at its Annual and Special Meeting of Shareholders to be held on December 30, 2002 the Company will seek shareholder approval for the following:

1)     to  consolidated the currently issued common shares of the Company on the basis of up to one new common share for each three existing issued common shares, subject to any regulatory requirements;
2) to change the name of the Company to Energy Power Corp., or such other name as approved by the board of directors of the Company, subject to any regulatory requirements;
3) to amend the Company's Stock Option Plan (the "Plan") by increasing the number of options reserved for issuance under the Plan to 20% of the issued and outstanding common shares, subject to any regulatory requirements;
4) to authorize the issuance by the Company of up to 10,578,615 pre-consolidated common shares by way of private placements or acquisitions during the twelve month period following shareholders' approval , subject to any regulatory requirements.

About  Energy  Power  Systems  Limited
--------------------------------------

Energy Power is an energy source and service company operating as an Industrial & Offshore Division and an Oil & Gas Division.

                                     - 30 -

For  further  information  contact:     Sandra  Hall
                         President  and  Secretary
                    Telephone:  (416)  861-1484



There are approximately 10.6 million shares issued and outstanding in the capital of the Company.


Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company's Annual Information Form and Annual Form 20 F for Risk Factors.) The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances.




   Suite 301, 2 Adelaide Street West, Toronto, Ontario, M5H 1L6, Telephone: 416
                 861-1484, Facsimile: 416 861-9623 www.epsx.com